Green ... een, London N22 7TP

07027772

RECEIVED

2007 NOV -6 A 5:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1st November 2007

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  October 2nd, 10th, 15th, 16th, 17th, 17th, 18th, 19th, 22nd, 23rd, 24th, 24th, 26th, 26th, 30th, 30th, 31st, 31st

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

PROCESSED
NOV 08 2007
THOMSON FINANCIAL

11/7

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 02 October 2007 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9156E
William Hill PLC
02 October 2007

2nd October 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 1st October 2007 it purchased 20,000 of its ordinary shares of 10 pence each at an average price of 649.20 pence per share. The highest price and lowest price paid for these shares were 650.00 pence and 647.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 20,000 ordinary shares at prices between 647.20 and 650.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 352,048,889 ordinary shares (excluding treasury shares) in issue and will hold 6,558,155 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUARBRBARRRAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 10 October 2007 16:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:5041F
William Hill PLC
10 October 2007

10 October 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 10 October 2007, 59,215 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 460 pence.

Following the above transfer of shares out of treasury, the Company has a total of 352,108,104 ordinary shares in issue, in addition 6,498,940 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3723

EN
STRILFSEIALILID

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 15 October 2007 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED

2007 NOV -6 A 5:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Transaction in Own Shares

RNS Number:6688F
William Hill PLC
15 October 2007

15th October 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 12th October 2007 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 640.49 pence per share. The highest price and lowest price paid for these shares were 650.00 pence and 636.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 636.00 and 650.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 351,908,104 ordinary shares (excluding treasury shares) in issue and will hold 6,498,940 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUURBRBRRRAAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 16 October 2007 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7452F
William Hill PLC
16 October 2007

16th October 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 15th October 2007 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 631.98 pence per share. The highest price and lowest price paid for these shares were 637.00 pence and 626.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 626.00 and 637.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 351,708,104 ordinary shares (excluding treasury shares) in issue and will hold 6,498,940 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director — Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUVVNRBORRAAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 October 2007 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2007 NOV -6 A 5:13

William Hill PLC - Transaction in Own Shares

RNS Number:8247F
William Hill PLC
17 October 2007

17th October 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 16th October 2007 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 618.189 pence per share. The highest price and lowest price paid for these shares were 621.00 pence and 615.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 615.00 and 621.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 351,458,104 ordinary shares (excluding treasury shares) in issue and will hold 6,498,940 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUNVNRBVRRAAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 October 2007 15:53
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:8946F
William Hill PLC
17 October 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Lloyds TSB Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

14,186	Perry Nominees Ltd
9,021	Boltro Nominees Ltd
26,875	Lloyds Bank (Pep) nominees Ltd
17,634,209	State Street Nominees Ltd

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

16 October 2007

11. Date company informed

17 October 2007

12. Total holding following this notification

17,684,291

13. Total percentage holding of issued class following this notification

5.025%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

17 October 2007

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 18 October 2007 07:12
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9021F
William Hill PLC
18 October 2007

18th October 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 17th October 2007 it purchased 120,000 of its ordinary shares of 10 pence each at an average price of 623.885 pence per share. The highest price and lowest price paid for these shares were 625.00 pence and 623.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 120,000 ordinary shares at prices between 623.00 and 625.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 351,338,104 ordinary shares (excluding treasury shares) in issue and will hold 6,498,940 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director — Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUBVNRBURRAAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 19 October 2007 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9852F
William Hill PLC
19 October 2007

19th October 2007

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 18th October 2007 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 622.90 pence per share. The highest price and lowest price paid for these shares were 629.00 pence and 617.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 617.00 and 629.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 351,138,104 ordinary shares (excluding treasury shares) in issue and will hold 6,498,940 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 October 2007 07:39
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0679G
William Hill PLC
22 October 2007

22nd October 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 19th October 2007 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 616.597 pence per share. The highest price and lowest price paid for these shares were 623.50 pence and 611.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 611.00 and 623.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 350,938,104 ordinary shares (excluding treasury shares) in issue and will hold 6,498,940 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUKVNRBSRRAAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 October 2007 07:15
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:1502G
William Hill PLC
23 October 2007

23rd October 2007

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 22nd October 2007 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 603.351 pence per share. The highest price and lowest price paid for these shares were 605.00 pence and 601.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 601.50 and 605.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 350,738,104 ordinary shares (excluding treasury shares) in issue and will hold 6,498,940 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUUVNRBRRRUAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 24 October 2007 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2279G
William Hill PLC
24 October 2007

24th October 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 23rd October 2007 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 612.00 pence per share. The highest price and lowest price paid for these shares were 615.00 pence and 610.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 610.00 and 615.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 350,538,104 ordinary shares (excluding treasury shares) in issue and will hold 6,498,940 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUOVNRBRRRUAA

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Statement re Treasury Shares

RNS Number:2970G
William Hill PLC
24 October 2007

24 October 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 24 October 2007, 16,198 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 460 pence.

Following the above transfer of shares out of treasury, the Company has a total of 350,554,302 ordinary shares in issue, in addition 6,482,742 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRILFESISLSFID

Stock Exchange Announcement

William Hill PLC - Transaction in Own Shares

RNS Number:3991G
William Hill PLC
26 October 2007

26th October 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 25th October 2007 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 612.90 pence per share. The highest price and lowest price paid for these shares were 615.00 pence and 610.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 610.00 and 615.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 350,354,302 ordinary shares (excluding treasury shares) in issue and will hold 6,482,742 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 26 October 2007 15:44
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasry Shares

RNS Number:4743G
William Hill PLC
26 October 2007

26 October 2007

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 26 October 2007, 897 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 350,355,199 ordinary shares in issue, in addition 6,481,845 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRFEUFIMSWSEDS

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http://www.williamhillplc.co.uk

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:5640G
William Hill PLC
30 October 2007

30th October 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 29th October 2007 it purchased 245,000 of its ordinary shares of 10 pence each at an average price of 611.334 pence per share. The highest price and lowest price paid for these shares were 612.50 pence and 610.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 245,000 ordinary shares at prices between 610.00 and 612.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 350,110,199 ordinary shares (excluding treasury shares) in issue and will hold 6,481,845 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	30 October 2007 14:17
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:6223G
William Hill PLC
30 October 2007

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

30 October 2007

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: (   )

Other (please specify) : (   )

....

3. Full name of person(s) subject to notification obligation:

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3) :

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of transaction (and date on which the threshold is crossed or reached if different):

17/10/2007

6. Date on which issuer notified:

7. Threshold(s) that is/are crossed or reached:

From 3% - 4% (L&G)

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
ORD GBP 0.10	12,529,977	12,529,977

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
ORD GBP 0.10	14,363,985	14,363,985		4.09	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
14,363,985	4.09

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Legal & General Group Plc (Direct and Indirect (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (14,363,985 - 4.09% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (12,680,934 - 3.61% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (12,680,934 - 3.61% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 350,355,199.

Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to use in the form of an in-specie transfer

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 3124 3851

END
HOLMGMFGDGFGNZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 October 2007 15:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:7376G
William Hill PLC
31 October 2007

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
31 October 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: William Hill

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights: Yes

Other (please specify): Change In Issued Share Capital

3. Full name of person(s) subject to notification obligation: Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3):
Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different): 30th October 2007

6. Date on which issuer notified: 31st October 2007

7. Threshold(s) that is/are crossed or reached: Reached 6%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect

Ord GBPO.10 3169889	19,709,070	19,709,070	21,748,498	21,748,498	6.212

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
21,748,498	6.212

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

14,186 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

9,021 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,875 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

21,698,416 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Central Disclosure Unit

15. Contact telephone name: +44 (0) 1444 418127

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities): Lloyds TSB Group Plc

Contact address (registered office for legal entities): Henry Duncan House, 120 George Street, Edinburgh, EH2 4LH

Phone number & email: +44 (0) 131 225 4555

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable

Full name | Lloyds TSB Central Disclosure Unit

Contact address 2nd Floor
31/33 Perrymount Road
Haywards Heath
West Sussex
RH16 3SP

Phone number & email +44 (0) 1444 418127

GrpOps_CDU@LloydsTSB.co.uk Other useful information

(e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

END
HOLZGMFGDMNGNZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 October 2007 16:39
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:7634G
William Hill PLC
31 October 2007

William Hill PLC

Total Voting Rights

On 31 October 2007 William Hill PLC had 350,110,199 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company.
William Hill PLC holds 6,481,845 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

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